Exhibit (m)(2)(i)

May 1, 2019

Voya Variable Portfolios, Inc.
7337 East Doubletree Ranch Road
Suite 100
Scottsdale, Arizona 85258

Re:                             Reduction in Fee Payable under the Voya Variable Portfolios, Inc. Third Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID with respect to Voya International Index Portfolio (the “Portfolio”), a series of Voya Variable Portfolios, Inc. (“VVPI”), pursuant to the VVPI Third Amended and Restated Shareholder Service and Distribution Plan for Class ADV Shares (the “Distribution Plan”) in an amount equal to 0.01% per annum on the average daily net assets attributable to Class ADV Shares of the Portfolio, as if the distribution fee specified in the Distribution Plan were 0.24%.

By this letter, we agree to waive this amount for the period from May 1, 2019 through May 1, 2020.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

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Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

		By:	/s/ Andy Schlueter
Andy Schlueter
Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:
Voya Variable Portfolios, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President